Item 77D

TREASURY MONEY PORTFOLIO

At the June 2002 Board meeting, the Board of Trustees approved authorizing the Treasury Money Portfolio to invest up to 20% of its total assets in US Treasury guaranteed securities, such as GNMAs, on both an outright basis and as repurchase agreement collateral. Prior to this change, the Treasury Money Portfolio was limited to purchasing "investments in US Treasury obligations, either directly or through repurchase agreements."